Exhibit 99.1

Vision Marine Technologies Partners with JetRide to Leverage Growing Electric Boat Rental Market

Montreal, QC, June 19, 2024 — Vision Marine Technologies, Inc. (NASDAQ: VMAR) ("Vision Marine" or the "Company"), a pioneer in electric marine propulsion, is thrilled to announce its partnership with JetRide Holding, LLC, a Florida members-only boat club. This strategic alliance marks Vision Marine's expansion in the burgeoning electric boat rental market, leveraging JetRide's extensive network of over 17 boat club locations across Florida.

We believe the electric boat market is experiencing rapid growth, driven by increasing awareness and demand among both seasoned boaters and newcomers. Similar to the rise of electric cars, we believe that electric boats are becoming essential in the boating world, offering innovative solutions and unique experiences. Electric boating not only attracts existing boaters but also encourages non-boaters to explore and enjoy the pleasures of boating for the first time. Renters will have the opportunity to experience Vision Marine's E-Motion™ Electric Powertrain firsthand, along with a variety of other electric products, all supported by years of expertise in electric boating.

“We are constantly looking to provide our members with the best and most advanced boating experiences and are proud of our reputation for embracing cutting-edge technologies and innovation,” said Travis Zielasko, CEO at JetRide. “Partnering with Vision Marine allows us to reflect consumer demand for more sustainable boat practices while setting new standards for excellence and responsibility across the boating industry.”

“Rental Operations are the perfect platform to promote and showcase our innovative products and serves as the best marketing platform for future boat buyers’ education” said Alex Mongeon, CEO of Vision Marine.” This partnership is a significant step towards promoting sustainable and thrilling boating experiences."

This joint venture offers a unique experience for JetRide members, combining their premier rental services with Vision Marine's expertise. The partnership will be showcased at various locations - starting in Palm Beach County, Florida, which we believe ideal for highlighting our new generation electric bowriders, pontoons, and center consoles powered by E-Motion™ powertrain technology, along with smaller propulsion solutions.

The partnership with JetRide is part of Vision Marine's strategy to expand its footprint on the East Coast of the United States. This follows the partnership with BlueWater Rental in Palm Beach Florida in December 2023, providing innovative and durable electric solutions for emission-free boating to an increasing number of boaters.

About Jet Ride

JetRide is a technology-first boat club that offers its members all the benefits of boat ownership, but without the hassles of maintenance, cleaning, insurance, and storage. With 17 locations across Florida, JetRide meets the growing consumer demand for sharing economy services, where experiences are valued over ownership. Our expansive fleet includes Center Consoles, Bowriders, Pontoons, and Jet Skis, all accessible through an innovative online platform. This platform enables a variety of recreational activities such as fishing, skiing, tubing, and leisurely cruises with family and friends. With no initiation fee, affordable monthly dues, and a user-friendly booking system, JetRide makes boating accessible to everyone, allowing them to create lasting memories on the water.

About Vision Marine Technologies, Inc.

Vision Marine Technologies, Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. We believe that this innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is designed to reshape the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine aim to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered as future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2023, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Links:

Website: visionmarinetechnologies.com

Twitter: @marine_vision

Facebook: @VisionMarineTechnologies

Instagram: @visionmarine.technologies

YouTube: @VisionMarineTechnologies

Investor and Company Contact:

Bruce Nurse

(303) 919-2913

bn@v-mti.com